UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-34661

Newegg Commerce, Inc.

(Translation of registrant’s name in English)

21688 Gateway Center Drive, Suite 300
Diamond Bar, CA 91765

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Incorporation by Reference

The information contained in this Report on Form 6-K, including Exhibit 99.1, shall be deemed to be incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-265985) and the Company’s registration statements on Form S-8 (File Nos. 333-267842 and 333-259485) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Shareholders Agreement Amendment

On August 13, 2025, Newegg Commerce, Inc. (the “Company”), Mr. Fred Chang (“Mr. Chang”), and other Company shareholders entered into a third amendment (the “Third Amendment”) to the Company’s Amended and Restated Shareholders Agreement, dated as of May 19, 2021 (the “Shareholders Agreement”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Shareholders Agreement. The Third Amendment limited the ROFR Right in Section 1.03 of the Shareholders Agreement to 64.72% of the Company’s common shares that are subject to such ROFR Right collectively owned by each Principal Shareholder and its Affiliates as of May 19, 2021. The description of the Third Amendment is qualified in its entirety by the actual terms of the Third Amendment, which is attached hereto as Exhibit 99.1 and incorporated by reference.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Third Amendment to the Amended and Restated Shareholders Agreement, dated August 13, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newegg Commerce, Inc.

August 15, 2025	By:	/s/ Christina Ching
Christina Ching
Interim Chief Financial Officer

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